FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of December 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





06 December 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group

Contacts:

Yoichi Osuga
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

                 TDK Purchases Additional Imation Corp. Shares

TOKYO JAPAN, December 6, 2007 ----- TDK Corporation (NYSE: TDK) today purchased an additional 915,000 shares of common stock of Imation Corp. (Minnesota, U.S.A.; Frank Russomanno, President and CEO). This purchase follows receipt of 6,825,764 shares of Imation's common stock as part of consideration for the transfer of the TDK brand recording media business to Imation on August 1, 2007.

As a result of today's share purchase, TDK now owns 7,740,764 shares (equivalent to a shareholding of 20.01%) of Imation common stock and will treat Imation as an equity-method affiliate.

1. Details of the Additional Share Purchase

(1) No. of shares purchased:             915,000

(2) Type of shares:                      Imation Corp. common stock

(3) Purchase date:                       December 5, 2007

2. Change in TDK's Shareholding in Imation

Shareholder             As of August 1, 2007    As of December 5, 2007

TDK                     6,825,764 shares        7,740,764 shares

3. Outlook

Today's purchase of additional Imation shares will have no effect on TDK's consolidated operating results.


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